[CPSI Letterhead]

May 11, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Stephen G. Krikorian

Re:	Computer Programs and Systems, Inc.

Form 10-K for fiscal year ended December 31, 2008

Filed March 9, 2009

Commission File No.: 000-49796

Dear Mr. Krikorian:

This letter is being submitted in response to the comment letter dated April 28, 2009 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) addressed to J. Boyd Douglas, President and Chief Executive Officer of Computer Programs and Systems, Inc. (the “Company”). This letter contains the Company’s responses to the Comment Letter. For your convenience, each comment is repeated below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Overview, page 25

1.

Please expand your MD&A overview to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. This should include, but is not limited to, discussing economic or industry-wide factors relevant to you, and giving insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For example, we note your

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May 11, 2009

disclosure on page 2 that you are considering the potential impact of the American Recovery and Reinvestment Act of 2009. Consider discussing how the American Recovery and Reinvestment Act of 2009 and the move towards electronic health records will impact your business.

Response: In accordance with the staff’s request, the Company has expanded its MD&A overview in order to provide an executive-level discussion that further identifies the most important themes and other significant matters with which management is concerned in evaluating the Company’s financial condition and operating results. The expanded MD&A discussion appears in the Company’s Form 10-Q for the quarter ended March 31, 2009 that was filed with the Commission on May 11, 2009. The Company will continue to update this executive-level discussion in subsequent Forms 10-Q and Forms 10-K.

Item 8. Financial Statements and Supplementary Data, page 35

Management’s Report on Internal Control Over Financial Reporting, page 36

2.	We note that your management’s report on internal control over financial reporting does not include a statement that the registered public accounting firm that audited the financial statements included in the annual report containing the disclosure required by Item 308 of Regulation S-K has issued an attestation report on your internal control over financial reporting. See Item 308(a)(4) of Regulation S-K. In future filings, please include this disclosure in your management’s report on internal control over financial reporting.

Response: In accordance with the staff’s request, in future filings we will include a statement in management’s annual report on internal control over financial reporting that the Company’s registered public accounting firm has issued an attestation report on the Company’s internal control over financial reporting.

Notes to the Consolidated Financial Statements

Note 11. Commitments and Contingencies, page 54

3.	We note from your disclosures that you are contingently liable as guarantor on a lease obligation between Solaris Healthcare and Winthrop. We further note that you recorded approximately $2.1 million in revenue from the sale to Winthrop. Please explain to us how you determined that these fees are fixed or determinable in order to recognize revenue. Tell us whether you have a standard business practice of entering into similar arrangements and tell us whether you have a history of providing refunds or concessions to customers. See the AICPA TPAs 5100.61 to 5100.63.

Securities and Exchange Commission

May 11, 2009

Response: During the preparation of the registration statement for our initial public offering (“IPO”) in 2002, we received an SEC comment letter with a comment specific to the issue of long-term payment plans.1 The Company responded that:

1.	The Company has been able to establish a history of collecting all payments due under comparable arrangements dating back to agreements executed prior to 1992.

2.	The Company has never made any concessions to any customer involved in an extended payment term arrangement.

3.	The Company has not experienced any write-offs of these receivables.

During the seven years subsequent to the IPO, we continue to enter long-term payment plans and have experienced only one bad debt. The arrangement referenced in the SEC comment above regarding our guaranty of the financing of our customer was the first such arrangement since the Company’s inception. Accordingly, we specifically reviewed this transaction for the appropriate revenue recognition.

We acknowledge that the 5100 series of the AICPA Technical Practice Aids (“TPAs”) addresses the revenue recognition of software arrangements where the vendor participates in the financing of the customer. TPA 5100.61 states,

“If the software vendor’s participation in the customer’s financing results in incremental risk that the software vendor will provide a refund or concession to either the end user customer or the financing party, the presumption is that the fee is not fixed or determinable. If the software vendor cannot overcome that presumption, the software vendor should recognize revenue as payments from the customer become due and payable to the financing party, provided all other requirements of revenue recognition in SOP 97-2 are met. The software vendor should account for any proceeds received from the customer or the financing party prior to revenue recognition as a liability for deferred revenue.”

TPA 5100.62 lists possible indicators of incremental risk. Number 7 of this listing is “provisions that lead to the software vendor’s guarantee of the customer’s indebtedness to the financing party.” Accordingly, we have assumed incremental risk by guaranteeing the payments of the debtor to the financing party.

TPA 5100.63 states,

“To overcome the presumption, there should be evidence that the software vendor has a standard business practice of entering into similar arrangements with financing parties

[1]	See Comment #9 in the Commission’s comment letter to the Company dated May 16, 2002 and Company’s response thereto dated May 17, 2002.

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that have substantially similar provisions, and has a history of not providing refunds or concessions to the customer or the financing party.

Additionally, with respect to incremental risk indicator 7 in TPA 5100.62, in those circumstances in which the software vendor has relevant history with arrangements in which it granted extended payment terms to its customers, the software vendor should consider that history. A history of the software vendor granting concessions to either (a) its customers in similar arrangements in which it provided extended payment terms or (b) unrelated financing parties in similar arrangements in which the software vendor participated, would prevent the software vendor from overcoming the presumption that the fee is not fixed or determinable.”

From a revenue recognition perspective, the underlying question in this issue is whether our experience in providing extended payment terms to our customers can be applied to arrangements where a third party is involved. We have concluded that our experience with sales-type leasing arrangements can be extended and applied to this new arrangement. In reaching this conclusion, we considered the following:

•	The only difference in this arrangement, from a business perspective, is that we receive the cash up front instead of recording a financing receivable.

•

Should the customer fail to make timely payments (within 60 days) to the financing company, we would pay the financing company and record a receivable due from the customer, which would put us back in the same situation had we financed the arrangement directly.

•	Since 1992, we have experienced only one bad debt relating to long-term payment plans.

Item 9A. Controls and Procedures, page 57

4.

We note that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures “are effective in timely alerting them to material information relating to the Company that is required to be included in [y]our periodic Securities and Exchange Commission filings.” This conclusion does not provide the entire definition of disclosure controls and procedures. Please confirm, if true, that your officers concluded as of the end of the period covered by the report, that your disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules, and that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In future filings, you may conclude that your disclosure controls and procedures are effective or ineffective by including the

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entire definition of disclosure controls and procedures, or by referencing Rule 13a-15(e) without including any part of the definition.

Response: In accordance with the staff’s request, the Company confirms that its Chief Executive Officer and Chief Financial Officer concluded as of the end of the period covered by the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules, and that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. As requested by the staff, in future filings the Company will either include the entire definition of “disclosure controls and procedures,” or reference Commission Rule 13a-15(e) without including any part of the definition.

Item 11. Executive Compensation, page 58

Incorporated by Reference to Definitive Proxy Statement Filed April 6, 2009

Compensation Discussion and Analysis

Commissions, page 12

5.	We note your disclosure that Mr. Schneider is compensated in part through the payment of commissions based on the amount of profit generated from the sales of new software systems, hardware and business management services, to new and existing customers. Items 402(b)(2)(v) and (vi) of Regulation S-K require appropriate disclosure of the specific items of corporate performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. With respect to performance target levels, to the extent you have omitted this disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed supplemental analysis supporting your conclusion and provide appropriate corresponding disclosure pursuant to Instruction 4. In disclosing the level of difficulty or ease associated with achievement of the undisclosed performance levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. In this regard, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which you set the incentive parameters based upon a probability that you would achieve the performance objectives.

Securities and Exchange Commission

May 11, 2009

Response: In future filings, to the extent that any of the named executive officers earn commission income, the Company will discuss in the Compensation Discussion and Analysis section how such commissions are earned. Mr. Schneider, the Company’s Senior Vice President-Corporate and Business Development, is responsible for revenue generation efforts, customer relations, strategic growth initiatives and positioning and market execution. As the Company’s highest ranking officer with a direct responsibility for sales, Mr. Schneider has received each year since 20042 a 0.50% commission, payable monthly, on the Company’s gross profit from sales of software systems and hardware to both new and existing customers of the Company during such year. Additionally, Mr. Schneider has received each year since 2004 a 1.00% commission, payable monthly, on the Company’s revenues from the first two years of billing on contracts entered into for business management services. These commissions become payable once the Company recognizes the revenue associated with the applicable transaction under GAAP. The Compensation Committee established these specific sales metrics based on the estimated amount of total compensation that would be payable to Mr. Schneider based on historical sales information. The commissions are designed to reward Mr. Schneider for Company performance related directly to sales activities. There are no threshold, target or maximum amounts or quotas established for the calculation of commissions due to Mr. Schneider.

In the event that a customer defaults on payment for software systems, hardware or business management services, all commissions paid on the defaulted accounts become payable to the Company and are deducted from future commissions. In the event that partial payment from a customer is received, commissions are deducted pro rata based on the amount of the payment received. Other than in the event of an executive’s death, the Company discontinues all commission payments upon termination of the executive’s employment with the Company.

We will include similar disclosure in future filings with respect to any named executive officer who receives commissions.

Bonuses, page 13

6.	Please explain how your Compensation Committee determined the amount of the discretionary cash bonus awarded to Mr. Douglas.

Response: On October 20, 2008, the Compensation Committee recommended to the Board of Directors, and the Board of Directors approved, the payment of a discretionary bonus to Mr. Douglas in recognition of his successfully guiding the Company to positive earnings growth through the first nine months of 2008, particularly in light of the challenging economic and industry environment during such period. The Company does

[2]	Mr. Schneider earned commissions prior to 2004, but the sales metrics were revised in 2004.

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not have a formal non-equity incentive compensation plan, and this bonus was not paid in connection with any pre-established earnings or other targets. The Committee considered the amount of the bonus, $50,000, to be appropriate in relation to Mr. Douglas’s annual base salary and in comparison to the amount of the discretionary bonus paid to Mr. Douglas in 2006 ($150,000), which was the most successful year for revenue and earnings in the history of the Company.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 59

Incorporated by Reference to Definitive Proxy Statement Filed April 6, 2009

Certain Relationships and Related Party Transactions

Policy for the Review and Approval of Related Party Transactions page 23

7.	We note that you have a policy regarding the review and approval of related person transactions. In future filings, please include a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

Response: The Company does have a written policy regarding the review and approval of related person transactions, which policy was adopted by the Board of Directors on January 22, 2007, and, in accordance with the Commission’s request, will disclose that the policy is in writing in future filings.

In connection with the foregoing response to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

May 11, 2009

If you have any questions or comments regarding this response, please call the undersigned at (251) 662-4012. Thank you very much for your attention to this matter.

Very truly yours,

/s/ Darrell G. West
Darrell G. West
Vice President – Finance and
Chief Financial Officer

cc:	J. Boyd Douglas, Computer Programs and Systems, Inc.

Mark Greeff, Grant Thornton LLP

Timothy W. Gregg, Esq., Maynard, Cooper & Gale, P.C.